                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                            ------------------------

                               BAIRNCO CORPORATION
                            (Name of Subject Company)
                            ------------------------

                              BZ ACQUISITION CORP.
                             STEEL PARTNERS II, L.P.
                       (Names of Filing Persons--Offeror)
                      ------------------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                            -------------------------

                                    057097107
                      (CUSIP Number of Class of Securities)
                            ------------------------

                             WARREN G. LICHTENSTEIN
                             STEEL PARTNERS II, L.P.
                         590 Madison Avenue, 32nd Floor
                               New York, NY 10022
                                 (212) 520-2300
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------

--------------------------------------------------------------------------------
        TRANSACTION VALUATION*                    AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
           $72,820,836.00                                   $7,792

--------------------------------------------------------------------------------
*    Estimated  for  purposes  of  calculating  the  amount of filing  fee only.
     Transaction  value derived by multiplying  6,068,403 (the maximum number of shares of common  stock of subject  company  estimated  to be  acquired  by
     Offeror) by $12.00 (the purchase price per share offered by Offeror).
**   The amount of the filing fee,  calculated in  accordance  with Rule 0-11 of the Securities Exchange Act of 1934, as amended,  and Fee Rate Advisory No.
     5 for fiscal year 2006,  equals $107.00 per million  dollars of transaction value.

|X|  Check box if any part of the fee is offset as provided  by Rule  0-11(a)(2)
     and identify the filing with which the offsetting fee was previously  paid.
     Identify the previous filing by registration  statement number, or the Form or Schedule and the date of its filing.
                                                          BZ Acquisition
                                                          Corp. and Steel
Amount Previously Paid:    $7,792           Filing Party: Partners II, L.P.
Form or Registration No.:  Schedule TO      Date Filed:   June 22, 2006

  |_| Check the box if the filing relates  solely to preliminary  communications made before the commencement of a tender offer.

      Check the appropriate  boxes below to designate any  transactions to which the statement relates:
      |X| third-party tender offer subject to Rule 14d-1.
      |_| issuer tender offer subject to Rule 13e-4.
      |_| going-private transaction subject to Rule 13e-3.
      |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

                         AMENDMENT NO. 2 TO SCHEDULE TO

     This Amendment No. 2 ("Amendment No. 2") to Tender Offer Statement on
Schedule TO (this "Schedule TO") amends and supplements the statement originally filed on June 22, 2006 by Steel Partners II, L.P., a Delaware limited partnership ("Parent"), and BZ Acquisition Corp. (the "Purchaser"), a Delaware
corporation and a wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), and the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the
"Shares"), of Bairnco Corporation, a Delaware corporation (the "Company"), at
$12.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 22,
2006 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively
(which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. Capitalized terms used but not defined herein shall have the meaning assigned to such terms in the
Offer to Purchase.

ITEMS 1 THROUGH 9.

     THE OFFER TO PURCHASE ATTACHED AS EXHIBIT (A)(1)(I) TO THE SCHEDULE TO IS
AMENDED AS FOLLOWS:

SUMMARY TERM SHEET

     The third sentence of the first paragraph under "Summary Term Sheet" is hereby amended by deleting the phrase ", and the information contained in this summary term sheet is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related Letter of Transmittal".

     The following is hereby inserted at the end of the response to the question
"What does the Board of Directors of Bairnco Corporation think of the offer?":

     "On July 6, 2006, Bairnco Corporation filed a solicitation/recommendation statement with the Securities and Exchange Commission on Schedule 14D-9
announcing that its Board of Directors has determined that the offer is inadequate and not in the best interests of Bairnco Corporation's stockholders
(other than Steel Partners II, L.P. and its affiliates) and recommends that
Bairnco Corporation's stockholders reject the offer and not tender their shares."

     The answer to the question "If I decide not to tender, how will the offer affect my shares?" is hereby amended by inserting after the third sentence the following: "In addition, if we consummate a merger involving Bairnco Corporation on the terms described above, stockholders of Bairnco Corporation who have neither voted in favor of the merger nor consented thereto in writing, and who otherwise under Delaware law comply with the applicable statutory procedures, will be entitled to receive a judicial determination of the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. See "The Offer--Section 12
(Appraisal Rights)" beginning on page 16 of the Offer to Purchase."

SECTION 1 - "TERMS OF THE OFFER"

     The second paragraph of Section 1 ("Terms of the Offer") is hereby amended by inserting after the phrase "(iv) delay acceptance for payment or payment for
Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer" the phrase ", which right the Purchaser expects it would exercise in connection with an extension of the Offer".

SECTION 7 - "POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES; STOCK
EXCHANGE LISTING; REGISTRATION UNDER THE EXCHANGE ACT"

     The first paragraph of Section 7 ("Possible Effects of the Offer on the
Market for the Shares; Stock Exchange Listing; Registration under the Exchange
Act") is hereby amended by inserting after the second sentence the following:
"In addition, if we consummate a merger involving the Company on the terms described herein, stockholders of the Company who have neither voted in favor of the merger nor consented thereto in writing, and who otherwise under the
Delaware Law comply with the applicable statutory procedures, will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any."

SECTION 8 - "CERTAIN INFORMATION CONCERNING THE COMPANY"

         The  first  sentence  of the first  paragraph  of  Section 8  ("Certain
Information  Concerning  the Company") is hereby  amended by deleting the phrase
"and is qualified in its entirety by reference thereto".

SECTION 11 - "BACKGROUND OF THE OFFER"

     The following is hereby inserted at the end of Section 11 ("Background of the Offer"):

     "On July 6, 2006, the Company filed a solicitation/recommendation statement with the SEC on Schedule 14D-9 announcing that the Company Board has determined that the Offer is inadequate and not in the best interests of the Company's stockholders (other than Parent and its affiliates) and recommends that the
Company's stockholders reject the Offer and not tender their Shares."

SECTION 12 - "PURPOSE OF THE OFFER; PLANS FOR THE COMPANY; STATUTORY
REQUIREMENTS; APPROVAL OF THE MERGER; APPRAISAL RIGHTS"

     The fourth paragraph under the sub-heading "Appraisal Rights" in Section 12
("Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval
of the Merger; Appraisal Rights") is hereby amended by deleting the phrase "and is qualified in its entirety by reference to the Delaware Law".

SECTION 14 - "CONDITIONS OF THE OFFER"

     Section 14 ("Conditions of the Offer") is hereby amended by inserting the following paragraph immediately before the first paragraph:

     "The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the Expiration Date a number of Shares, which, together with the Shares then owned by Parent and its subsidiaries (including
us), represents at least a majority of the total number of Shares outstanding on a fully diluted basis (the "Minimum Tender Condition"), (ii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino
Antitrust Improvements Act of 1976 (the "HSR Condition"), (iii) the Company
Board redeeming the Rights or Parent being satisfied that the Rights have been invalidated or are otherwise inapplicable to the Offer and the potential merger thereafter (the "Rights Condition") and (iv) Parent being satisfied that Section
203 of the Delaware Law is inapplicable to the Offer and the potential merger thereafter (the "Section 203 Condition"). Actions or events that will satisfy the Rights Condition include: (i) the Company Board redeems the Rights or takes other action rendering the Rights inapplicable to the Offer and the proposed merger or (ii) there has been entered a final, non-appealable judgment of a court of competent jurisdiction invalidating the Rights or declaring them inapplicable to the Offer and the proposed merger. Actions or events that will satisfy the Section 203 Condition include: (i) prior to the acceptance for payment of Shares pursuant to the Offer, the Company Board approves the Offer or the proposed merger or (ii) there are validly tendered prior to the Expiration
Date and not withdrawn a number of Shares which, together with the Shares then owned by us and our affiliates and associates, would represent at least 85% of the Shares outstanding on June 22, 2006 (excluding Shares owned by certain employee stock plans and persons who are directors and also officers of the
Company)."

     Paragraph (i) of Section 14 ("Conditions of the Offer") is hereby amended and restated in its entirety to read as follows:

     "(i) there is threatened, instituted or pending any action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign or supranational, before any court or governmental authority or agency, domestic, foreign or supranational, (a) challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by us or any of our subsidiaries or affiliates or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving the Company, (b) seeking to obtain material damages or otherwise directly or indirectly relating to the Offer or any such merger or other similar business combination, (c) seeking to restrain or prohibit the ownership or operation by us or any of our subsidiaries or affiliates of all or any portion of our business or assets or that of the
Company or any of our or the Company's respective subsidiaries or affiliates or to compel us or any of our subsidiaries or affiliates to dispose of or hold separate all or any portion of our business or assets or that of the Company or any of our or the Company's respective subsidiaries or affiliates, in each case as a result of the Offer or any such merger or other similar business combination, (d) seeking to impose limitations on our ability or that of any of our subsidiaries or affiliates effectively to exercise any rights as record or beneficial owner of the Shares acquired or owned by us or any of our subsidiaries or affiliates, including, without limitation, the right to vote any
Shares acquired or owned by us or any of our subsidiaries or affiliates on all matters properly presented to the Company's stockholders, (e) seeking to require divestiture by us or any of our subsidiaries or affiliates of any Shares, (f)
adversely affecting the financing of the Offer or any merger or other business combination involving the Company or (g) that otherwise, in our reasonable judgment, has or may have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations or results of operations of the Company or any of its subsidiaries or affiliates or results or may result in a material diminution in the value of the Shares; or"

     Paragraph (iii) of Section 14 ("Conditions of the Offer") is hereby amended and restated in its entirety to read as follows:

     "(iii) any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations or results of operations of the
Company or any of its subsidiaries or affiliates that, in our reasonable judgment, is or may be materially adverse to the Company or any of its subsidiaries or affiliates or results or may result in a material diminution in the value of the Shares; or"

     Paragraph (iv) of Section 14 ("Conditions of the Offer") is hereby amended by deleting the words "or prospects".

     Paragraph (v), clause (a) of Section 14 ("Conditions of the Offer") is hereby amended by deleting the phrase "we otherwise learn that" and by inserting the word "publicly" before the phrase "proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company".

     Paragraph (vi), clause (h) of Section 14 ("Conditions of the Offer") is hereby amended and restated in its entirety to read as follows:

     "(h) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations or results of operations of the Company or any of its subsidiaries or affiliates or results or may result in a material diminution in the value of the Shares,"

     Paragraph (vi), clause (j) of Section 14 ("Conditions of the Offer") is hereby amended by deleting the phrase ", or we shall have become aware of any such action which was not previously announced".

     Paragraph (vi), clause (k) of Section 14 ("Conditions of the Offer") is hereby amended by deleting the phrase "or we become aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed".

     Paragraph (vii) of Section 14 ("Conditions of the Offer") is hereby amended and restated in its entirety to read as follows:

     "(vii) (a) any material contractual right of the Company or any of its subsidiaries has been impaired or otherwise adversely affected or any material amount of indebtedness of the Company or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving the Company or (b) any covenant, term or condition in any instrument or agreement of the Company or any of its subsidiaries, in our reasonable judgment, has or may have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations or results of operations of the Company or any of its subsidiaries or affiliates or results or may result in a material diminution in the value of the Shares (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by us or our consummation of a merger or other similar business combination involving the
Company); or"

     The final paragraph of Section 14 ("Conditions of the Offer") is hereby amended and restated in its entirety to read as follows:

     "The foregoing conditions are for the sole benefit of Parent, the Purchaser and their affiliates and may be asserted by us or Parent in our reasonable discretion regardless of the circumstances giving rise to any such conditions or may be waived by us or Parent in our reasonable discretion in whole or in part at any time or from time to time before the Expiration Date (provided that all conditions to the Offer must be satisfied or waived prior to expiration of the
Offer). We expressly reserve the right to waive any of the conditions to the
Offer and to make any change in the terms of or conditions to the Offer. Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time, except that any such right may not be asserted after the Expiration Date. Any determination made by us concerning the events described in this Section 14 shall be final and binding upon all parties, subject to the tendering stockholder's right to bring any dispute with respect thereto before a court of competent jurisdiction."

ITEM 10.    FINANCIAL STATEMENTS.

     Not applicable.

ITEM 12.    EXHIBITS.

     (a)(1)(i)   Offer to Purchase dated June 22, 2006.*

     (a)(1)(ii)  Form of Letter of Transmittal.*

     (a)(1)(iii) Form of Notice of Guaranteed Delivery.*

     (a)(1)(iv)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                 Companies and Other Nominees.*

     (a)(1)(v)   Form of Letter to Clients for use by Brokers, Dealers,
                 Commercial Banks, Trust Companies and Other Nominees.*

     (a)(1)(vi)  Guidelines for Certification of Taxpayer Identification Number
                 on Substitute Form W-9.*

     (a)(1)(vii) Form of summary advertisement, dated June 22, 2006.*

     (a)(5)(i)   Text of press release issued by Parent, dated June 15, 2006.*

     (a)(5)(ii)  Text of press release issued by Parent, dated June 22, 2006.*

     (a)(5)(iii) Text of press release issued by Parent, dated June 26, 2006.*

     (b)         Not applicable.

(    c)          Not applicable.

     (d)         Joint Filing Agreement by and among Steel Partners II, L.P.,
                 Steel Partners, L.L.C. and Warren G. Lichtenstein dated
                 September 8, 2004.*

     (e)         Not applicable.

     (f)         Not applicable.

     (g)         Not applicable.

     (h)         Not applicable.

___________
* Previously filed

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 2006

                             STEEL PARTNERS II, L.P.

                             By: Steel Partners, L.L.C.
                                 General Partner

                             By: /s/ Warren G. Lichtenstein
                                 ----------------------------------
                             Name: Warren G. Lichtenstein
                             Title: Managing Member

                             BZ ACQUISITION CORP.

                             By: /s/ Warren G. Lichtenstein
                                 ----------------------------------
                             Name: Warren G. Lichtenstein
                             Title: President

                                  EXHIBIT INDEX

     (a)(1)(i)   Offer to Purchase dated June 22, 2006.*

     (a)(1)(ii)  Form of Letter of Transmittal.*

     (a)(1)(iii) Form of Notice of Guaranteed Delivery.*

     (a)(1)(iv)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                 Companies and Other Nominees.*

     (a)(1)(v)   Form of Letter to Clients for use by Brokers, Dealers,
                 Commercial Banks, Trust Companies and Other Nominees.*

     (a)(1)(vi)  Guidelines for Certification of Taxpayer Identification Number
                 on Substitute Form W-9.*

     (a)(1)(vii) Form of summary advertisement, dated June 22, 2006.*

     (a)(5)(i)   Text of press release issued by Parent, dated June 15, 2006.*

     (a)(5)(ii)  Text of press release issued by Parent, dated June 22, 2006.*

     (a)(5)(iii) Text of press release issued by Parent, dated June 26, 2006.*

     (b)         Not applicable.

(    c)          Not applicable.

     (d)         Joint Filing Agreement by and among Steel Partners II, L.P.,
                 Steel Partners, L.L.C. and Warren G. Lichtenstein dated
                 September 8, 2004.*

     (e)         Not applicable.

     (f)         Not applicable.

     (g)         Not applicable.

     (h)         Not applicable.

___________
* Previously filed